

EXHIBIT A:
OFFERING MEMORANDUM



FUNDOPOLIS

Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Kansas City Breweries Company, LLC
Jurisdiction of Organization:	Kansas
Date of Organization:	10/26/2016
Form of Organization:	Limited Liability Company
Physical Address:	1609 N Crystal Avenue, Kansas City, MO 64126
Issuer Website:	www.kansascitybreweriescompany.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Terri Bricker	Owner, Director – President	10/2016

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
Terri Bricker	Common Shares	88%	35,150,784

Description of Company's Business – §227.201(d)

From domestic American beers to organic sodas, ciders, juices, water and sports drinks Kansas City Breweries and Beverage Company develops trademarks and private labels for the manufacturing, canning and bottling of alcohol and non-alcohol beverages serving local, regional and national markets for retailers, institutions, hospitality, and sports related venues.

The Company beverages are produced under exclusive licensing agreements utilizing co-packing services in support of rapid revenue growth and national market penetration. The Company is a Qualified Opportunity Zone Project with geographic, logistic and economic incentives for Investors

Through this raise with Fundopolis Portal LLC the company is requesting investments up to $535,000 to help maximize growth and next phase expansion of large-scale union produced American owned Lite, Lager & Malt beverage production.

During a previous 12-month proof of concept period the Company sold $250,000 in Lite and Lager beverages, outselling Budweiser, Miller & Coors in several Missouri & Kansas retail locations.

Based on this proof of concept period the company is projecting performance to generate combined revenues of $80M over the next 5 years and will provide investors annual dividends with no maturity or expiration.

When you invest in Kansas City Breweries & Beverage Company you become a life-long valued partner for as long as you care to collect annual dividends.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	1

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discussion of the material factors that make an investment in the issuer speculative or risky:

General Risk:

Investing in early stage companies without a proven track record of performance or sound liquidity such as Kansas City Breweries Company, LLC (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or

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profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Minority Ownership Impact:

Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.

The Company has made no restriction to Minority Ownership as provided in the operating agreement currently available upon request for any potential shareholder.

Offering Price:

The price of the Company's membership common shares has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans:

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Industry Risk:

We may face potential difficulties in obtaining capital as a result of lack of revenues from sales, inherent business risks associated with our company, present and future market conditions, among others. While our company generated $250,000 in sales during our proof of concept period, future growth may not be sufficient to meet capital requirements. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. If adequate funds are unavailable, we may be required to delay, reduce, or eliminate one or more of our development or commercialization programs, product launches, or marketing efforts, any of which may materially harm our business, financial condition, or results of operations.

To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest may be diluted; terms may include liquidation, or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business.

Personnel Risk:

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. Failure to attract and retain personnel in a highly competitive environment may delay product development, affect customers and sales, divert management resources, or delay development and commercialization of our product. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Competitive Risk:

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, many of which have significantly greater financial, technical, and human resources than we have. Our competitors have superior expertise in research and development, marketing approved products and services, and thus may be better equipped to develop and commercialize products and services.

These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Supplier Risk:

We rely on other companies to provide raw materials used in our growing process. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the manufacturing of beverages, major packaging components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications to perform to our requirements, and to our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control, and may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors, or suppliers for a particular raw material.

Third Party Risk:

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations. In certain instances, we rely on single or limited-service providers, and outsource vendors due to quality, price, or lack of alternative sources. If production or service was interrupted, and we were unable to find alternate third-party providers, we could experience disruptions in manufacturing and operations including; product shortages, higher freight costs, or re-engineering costs. If outsourcing services are interrupted, not performed, or the performance is poor, this could impact our ability to process, record, and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

Technical Risk:

We depend on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or may be unable to continue supplying the equipment and services we desire. Some of our operational support vendors represent our sole source of supply, or have a position of some exclusivity through contract, or as a result of intellectual property rights. If demand exceeds these vendors' capacity, if vendors experience operating or financial difficulties, or are unable to provide the equipment or services we need in a timely manner, at our specifications, and at reasonable prices, our ability to provide some services might be materially adversely affected. The need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results, and financial condition.

Quality Assurance Risk:

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may cause negative publicity, a loss of customer confidence in us or our current or future products and may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

New Product Risk:

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Economic Risk:

In general, demand for our products and services are highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S., or in other countries in which we operate, may adversely impact our consolidated financial results. Declines in demand are difficult to predict; the industry, or the Company, may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.

- Wars, natural disasters, and other potential crisis.

Unknown factors include ones undisclosed herein that have a likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Management Risk:

The Company's success depends on the experience and skill of the Board of Directors, its Executive Officers, and key employees. In particular, the Company is dependent on President Bricker, and Consultant Samuel Lipari who oversee operations in the Company. The Company intends to enter into employment agreements or consultant agreements with future company personnel, although there can be no assurance that the Company will do so, or that future personnel will continue to be employed by the Company for any particular period of time. The loss of President Bricker, Independent Consultant Samuel Lipari, or any future member of the Board of Directors or Executive Officer, could harm the Company's business, financial condition, cash flow, and results of operations.

Capital Risk:

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near, and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Key Person Insurance Risk:

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on President Bricker, and Independent Consultant Samuel Lipari in order to conduct its operations and execute its business plan,

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however, the Company has not purchased any key man insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Ms. Bricker or Samuel Lipari die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Financial Statement Risk:

Our financial statements have been reviewed and are not audited. The investor will only have reviewed financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Tax Risk:

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Financial Controls Risk:

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Employment Regulation Risk:

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Supply Risk:

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Distributor Risk:

The loss of our third-party distributors could impair our operations and substantially reduce our financial results. We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers, or other direct store delivery distributors having established sales, marketing, and distribution organizations. Many distributors are affiliated with, manufacture, and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Sales Risk:

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan. The following factors, among others, could affect continued market acceptance and profitability even though we have minimized risk with our diversified approach to the market:

- The introduction of competitive products
- Changes in the social effects of beverage or alcohol production
- Changes in consumer perception regarding the healthfulness of our productions
- The level and effectiveness of our sales and marketing efforts
- Any unfavorable publicity regarding our brand productions
- Litigation or threats of litigation with respect to trademark or brand infringement
- The price of our production relative to other competing producers
- Price increases resulting from rising commodity or production costs
- Any changes in government policies and practices related to production, labeling and markets
- Regulatory developments affecting the manufacturing, labeling, marketing or use of the products produced
- New science or research that disputes the healthfulness of our productions

Adverse developments with respect to the sale of our production products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser of the Securities is encouraged to carefully analyze the risks and merits of an investment and should take into consideration when making such analysis, among other, the risk factors discussed above.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	May 20, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$535,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Due to the Company co-packing production strategies and incentive shareholder agreements that keep operational and employment expenses low, only 50% of our $535,000 maximum raise is needed to scale rapidly and provide the Company projected dividends. The Company will also utilize additional funds for the adoption of additional customers.

All funds raised during this Crowdfunding campaign are designated for the production of Alcohol & Non-Alcohol beverages. The only exception to beverage production would be for the operating expenses.

Proposed Use of Campaign Proceeds:

1) Vendor payments are the payments made to co-packing partners for the production of alcohol & non-alcohol beverages. Additional funds may be needed for packing supplies, labels and shipping cartons depending on the

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co-packing agreements. Under certain co-packing agreements packaging expenses are included in the co-packing prices.

2) No funds will be used for employees, consultants, channel partners, friends or family. Employee salaries will not be necessary until revenues are generated from sales and operations are required in-house.

3) Minor administrative expenses will be paid from campaign funds and will include rent, technology (website servers and social network tools), office supplies and when equipment is needed for administrative or distribution purposes.

4) Travel, marketing and distribution expenses will be paid from campaign funds until sales revenues meet expense requirements.

5) Current and Previous operating expenses will be paid with campaign funds sales revenues meet expense requirements. Currently short-term loan payments & credit cards are being paid with campaign funds.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$5,000.00	$10,000.00
Portal Fees:	$2,000.00	$21,400.00
Co-Packing Production	$0.00	$460,600.00
Operating Expenses	$43,000.00	$43,000.00
Total Proceeds:	**$50,000.00**	**$535,000.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? Yes

Proposed Irregular Use of Campaign Proceeds:

1) Vendor payments are the payments made to the company co-packing partners for the production of Alcohol & Non-Alcohol beverages. Additional fund may be needed for packing supplies, labels and shipping cartons depending on the co-packing agreements. At times packaging expenses are included in the price for co-packing.

2) Travel & Marketing expenses will be paid from campaign funds until sales profits meet expenses/breakeven.

3) Previous and current operating expenses will be paid with campaign funds until sales profits meet expenses/breakeven. Currently loan payments & credit card payments are being made from campaign funds.

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with the investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering, the investors investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering securities in the form of equity shares, which will be referred to as "Membership Shares of Common Stock". The Shares issued by the company will be sold at $0.25 per share, with an overall company valuation of $10,000,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Kansas City Breweries Company, LLC
Address: 1609 N Crystal Avenue, Kansas City, MO 64126
State of Organization: Kansas
Date Company was Formed: 10/26/2016

The Terms:

Minimum Investment Amount (per investor): $200.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity
Share Class: Membership Shares of Common Stock
Prefunding Company Valuation: $10,000,000.00
Security Purchase Price: $0.25
Minimum Offering Amount: $50,000.00

Maximum Offering Amount: $535,000.00

Do shareholders have equity voting rights:

Yes

Shareholder Voting Rights Limitations:

Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.

The Company has made no restriction to Minority Ownership as provided in the operating agreement currently available upon request for any potential shareholder.

Company Valuation Method:

It is difficult to assess Company valuations without a history of performance combined with a whole host of additional factors, so the Company has taken a reverse engineering approach to its valuation.

Because proof of concept sales provides our market size, how many locations can be served and the price we need to charge to reach the predicted financial performance we prepared with some certainty our five-year forward financials of $80 million in revenues.

When we reverse engineer $80 million in 5-year revenues by the suggested return on investment for our investors of 3X we are required to start at a $10,000,000 valuation. Another consideration made by the company is it will take a total investment of $10,000,000 to produce the projected $80 million in 5-year revenues, which is also a 3X investment return.

With $10,000,000 established as our pre money valuation the company will sell 30,000,000 shares at $.25 a share and generate $7,500,000 in capital leaving $2,500,000 or 25% for the risk and investment of its founder and consultants.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Membership shares of Common Stock	40,000,000	4,849,216	Yes

Summary of differences between security offered and outstanding securities:

The Company has issued three types of shares:

Common Stock:
Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote. No anti-dilution, put or call rights.

Convertible Notes:
The Convertible Notes differ from the common stock as follows: Owners of the common stock have the right to vote, while owners of Convertible Notes do not. If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock. If the value of the Company grows to more than $10,000,000, owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount. No anti-dilution, put or call rights.

Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

Incentive Stock Options differ from Common Stock and Convertible Notes:

Owners of Incentive Stock Options have no right to vote, no right to convert until incentive pledges are verified and accepted (consideration) by the Company. No anti-dilution, put or call rights.

Other securities issued by the Company could affect the Incentive Stock Options, as follows: The Incentive Stock Options differ from the Common Stock and Convertible Notes in that holders of Incentive Stock Options have no right to vote, and no right to convert to Common Stock unless verifiable Consideration is made and accepted by the Company.

Capital Resources and Material Terms of Debt – §227.201(p)

In general, the Company's year to year operating expense is roughly $20,000 per year with payments of $1,600 per month.

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To date the Company maintains balances for two business loans totaling $21,000, one business credit card totaling $32,000 and one business vehicle of $6,000 for a total of $59,000 total balance short term debt.

This short-term debt includes all legal, administrative, marketing and travel expenses over the past three years.

The Company is generating capital resources thru its Series A Reg D. 506c offering for accredited equity investors in combination with this $535,000 maximum raise from non-accredited equity investors, in addition to capital resources available thru accredited Opportunity Zone Funds.

The Company maintains additional liquidity in its purchase agreements with the landowners of the Brewery & Beverage Complex which sits on approximately 50 acres with a ½-mile frontage to a major six lane North/South Interstate. The landowners have agreed to discount the purchase price of the land to help provide additional liquidity and jump start development and construction.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

Date of Offering (Filing Date): 04/19/2018
Offering Exemption Type: Regulation Crowdfunding [4(a)(6)]
Securities Offered: Equity (Common Shares)
Amount Raised: $43,652.00
Number of Securities Sold: 349,216
Use of Proceeds: Proceeds were used for day-to-day operating expenses such as Technology, Travel, Office, Warehouse, Marketing and Transportation.

Date of Offering (Filing Date): 09/26/2019
Offering Exemption Type: Regulation D [506c]
Securities Offered: Equity (Common Shares)
Amount Raised: $25,000.00
Number of Securities Sold: 100,000
Use of Proceeds: Proceeds are being used to prepare for production, which includes Co-Packing, Accounting, Marketing, Office, Technology, Transportation, Warehousing and General Operating expenses.

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history?

Yes

Historical Financial Highlights:

The Company has generated $250,000 in total revenue since inception and was split between the years 2016 & 2017. The Company financial statements in this offering reflect the last portion of the proof of concept period with $150,569 in revenues during 2017. The available financials have been reviewed by our CPA firm and reflect 2017 & 2018.

In Mid-2018 the Company launched its first successful Crowdfunding campaign and generated $46,000 from a group of 130 investors. The funds were used for operating and seed expenses allocated for the financing of co-packing production costs. When financing was made available the beverage season was winding down, so the Company chose not to incur additional expense during the fall and winter seasons.

In 2019 the Company entered into land purchase agreements (LOI'S) for the purchase of its Brewery and Beverage Complex and prepared its $2,500,000 Regulation D 506c private placement offering for the purchase of the land and equipment. Additionally, the Company prepared its second crowdfunding offering of $535,000 to run concurrent with its Reg D 506c offering so that the Company can now focus on beverage production and development.

With little or no revenues to speak of in 2018 and 2019 the Company has now turned its efforts to building production and construction capital for the continued development of its products and services.

Financial Projections:

For lack of capital there are no revenues to speak of in 2018 and 2019 while the Company turned its efforts to building for beverage production and construction with the development of its Private Placement Reg D 506c and this Crowdfunding campaign.

With its Proof of Concept revenue history, the Company built a complete set of five-year forward financials that are identical to the actual revenues and expenses during the 12-month proof of concept period.

With 50% of the requested maximum raise ($535,000) the Company will generate annual dividends based on its net profits. At the end of Year-1 the Company anticipates a dividend of $.015 per share; Year-2 a dividend of $.066 per share; Year-3 a dividend of $.157 per share; Year-4 a dividend of $.288 per share; Year-5 a dividend of $.460 per share for a total of $.986 per share over five years. With a share purchase price of $.25 per share today and a revenue share of $.99 the projected ROI is 300%.

Due to the numerous investors, funding aspects and revenue centers the Company anticipates many liquidity events as exit strategies for investors although all funds generated thru our funding campaign efforts will be immediately leveraged or used for beverage production and complex development. The Company maintains a sufficient bank balance to cover operating expenses until funds are accumulated from beverage production revenues.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.